Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: June 11, 2021

PRIVILEGED AND CONFIDENTIAL

June 10, 2021

Vertical Aerospace Announces Intention to become Publicly Traded Company via Merger with Broadstone Acquisition Corp.

Investment from Microsoft’s M12, American Airlines, Avolon, Honeywell and Rolls-Royce.

Conditional pre-orders for up to $4bn and 1000 eVTOL aircraft, from Avolon and American Airlines and a pre-order option from Virgin Atlantic.

•	Vertical Aerospace is a leading UK-headquartered engineering and aeronautical business founded in 2016 by energy tech entrepreneur Stephen Fitzpatrick to develop electric Vertical Take-Off and Landing (eVTOL) aircraft.

•	Microsoft’s M12, American Airlines, Avolon, Honeywell, and Rolls-Royce all investing via the PIPE. Rocket Internet and 40 North key financial investors.

•	American Airlines, Virgin Atlantic, Avolon, Honeywell, Rolls-Royce, GKN and Solvay all providing individual expertise through partnerships with Vertical.

•	Up to 1000 aircraft pre-orders with launch customers American Airlines, and Avolon, with pre-order option for Virgin Atlantic, valued at up to $4bn.

•	American Airlines and Vertical expect to work on passenger operations and infrastructure development in the USA. Virgin Atlantic and Vertical to explore JV to develop launch of Virgin Atlantic branded short haul eVTOL network in the UK.

•	Outstanding in-house engineering team assembled with backgrounds from the senior levels of Rolls-Royce, Airbus, UK Ministry of Defence, Jaguar Land Rover and General Dynamics.

•	Targeted profitability and cash flow breakeven with annual sales of less than 100 aircraft.

•	Commercial operations planned for 2024 once certified under EASA; intends to be certified to same safety standards as large commercial aircraft.

•	Supported by the Broadstone team, with proven investment track record, delivering 48% IRR and 3.5x MOM returns (based on the weighted averages from investments during the period March 1993 to date).

•	Attractive entry point for investors structured to provide alignment with founder and sponsor. Stephen Fitzpatrick to remain largest shareholder.

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•	Transaction is expected to close in second half of 2021 and values the combined company at a pro forma enterprise value of approximately $1.84 billion and pro forma equity value of $2.2 billion at the $10.00 per share PIPE price. Transaction expected to result in gross proceeds of $394 million.

JUNE 10, 2021, NEW YORK & BRISTOL

Vertical Aerospace Group Ltd. (“Vertical”), a leading UK-headquartered engineering and aeronautical business developing electric Vertical Take-Off and Landing (eVTOL) aircraft, has entered into a definitive agreement for a business combination with Broadstone Acquisition Corp. (NYSE: BSN) (“Broadstone”), a special purpose acquisition company. The transaction will result in Vertical becoming a publicly-traded company, with a pro forma equity value of approximately $2.2 billion. Vertical will be listed on the New York Stock Exchange following the combination, which is expected to close in the second half of 2021, under the ticker EVTL.

Vertical is also announcing today investments from American Airlines, Avolon, Honeywell and Rolls-Royce, who have invested in the PIPE and are part of Vertical’s strategic partner ecosystem; Microsoft’s M12, 40 North and Rocket Internet SE have also invested in the business.

Commercial partnerships and individual conditional pre-orders have also been agreed with American Airlines, Virgin Atlantic and Avolon for up to 1,000 aircraft in total, providing a direct route to market and opportunity to work together on key go-to-market workstreams.

Vertical’s mission is to make air travel personal, on-demand and carbon-free through designing, manufacturing, selling and servicing one of the world’s best eVTOL aircraft, the VA-X4. It will travel at speeds over 200mph, be near silent when in flight, produce zero emissions and at low cost per passenger mile.

The VA-X4 is expected to be certified to the same standards as large commercial airliners and therefore is expected to be 100x safer than a helicopter. Vertical intends to certify the VA-X4 to European Union Aviation Safety Agency (EASA) standards – the most stringent global standards – in order to unlock a large UAM TAM of $1 trillion by 2040, with an upside TAM of $4.4 trillion by 20401.

Vertical was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the Ovo Group, a leading energy company determined to create a world without carbon and which includes Ovo Energy, the UK’s second-biggest energy retailer with revenues of $6.5 billion. Stephen remains the majority shareholder in this business.

Over the past five years, Vertical has focused on building an experienced and senior team in the eVTOL industry who have over 1,200 combined years of experience, and have certified and supported over 30 different civil and military aircraft and propulsion systems. This includes:

•	Michael Cervenka, former Head of Future Technologies at Rolls-Royce,

•	Eric Samson, former VP Engineering and Chief Engineer at General Dynamics,

1 Morgan Stanley, eVTOL/Urban Air Mobility TAM Update, May 2021

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June 10, 2021

•	Tim Williams, former Chief Engineer of Rolls-Royce,

•	Madhu Bhabuta, former Chief Technology Officer of the UK’s Ministry of Defence,

•	Dr. Limhi Somerville, former Technical Manager at Jaguar Land Rover responsible for the cell facility, battery functional safety and advanced cell development,

•	Paul Harper, former UK Chief Airworthiness Engineer at Airbus, and

•	Eduardo Dominguez, former CEO of Airbus’ Urban Mobility.

By combining this world-class team with a deliberately built ecosystem of top-tier partners, Vertical has assembled a broad mix of people and organisations with both commercial track records as well as experience testing, building and certifying some of the world’s most advanced aircraft.

Vertical’s ecosystem approach draws on R&D commitments and the commercial and manufacturing expertise of partners such as Rolls-Royce, Honeywell, GKN and Solvay alongside an in-house focus on high value-add design and proprietary technology, creating an asset-light business model with highly attractive unit economics. These strategic partnerships accelerate Vertical’s path to certification, de-risk execution, allow for a lean cost structure, and will enable production at scale.

As a result of this, Vertical is able to achieve profitability and cash flow breakeven with annual sales of less than 100 aircraft (calculated as number of aircraft sales required to reach positive net income and cash flow in 2024).

American has agreed to pre-order, subject to certain conditions precedent and future agreed upon milestones, up to 250 aircraft, and an option to order an additional 100 aircraft. Avolon has agreed to pre-order up to 310 aircraft with an option for a further 190, and Virgin Atlantic has an option to purchase between 50 and 150 aircraft.

In addition, all parties will work together towards the prompt certification and deployment of aircraft in commercial operations. In the United States of America, American Airlines expects to work with Vertical on passenger operations and infrastructure development. In the United Kingdom, Virgin Atlantic and Vertical expect to work together to explore the joint venture launch of a Virgin Atlantic branded short haul eVTOL network, including operations and infrastructure development.

Stephen Fitzpatrick, Vertical CEO and Founder, said: “This is the most exciting time in aviation for almost a century; electrification will transform flying in the 21st century in the same way the jet engine did 70 years ago. Today’s announcement brings together some of the largest and most respected technology and aeronautical businesses in the world and together we can achieve our aim of making the VA-X4 the first zero carbon aircraft that most people will fly on. The United Kingdom is already a global leader in aerospace innovation and we believe Vertical Aerospace will be the British engineering champion to drive the aviation industry forward.”

Derek Kerr, Chief Financial Officer, of American Airlines said: “Emerging technologies are critical in the race to reduce carbon emissions and we are excited to partner with Vertical to develop the next generation of electric aircraft. For years, American has led the industry in investing in newer, more fuel-efficient aircraft. Today’s partnership is another example of that commitment, and an investment in the future of air mobility. We are excited about the prospect of what this could mean for our customers, and our company.”

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June 10, 2021

Dómhnal Slattery, CEO of Avolon, the world’s second largest aircraft lessor, said: “Avolon is proud to be a launch customer for the VA-X4 aircraft, demonstrating our commitment to a net zero carbon economy and to driving innovation in the global aviation sector. Our order with Vertical will also accelerate the inevitable commercial roll-out of zero emissions aircraft. Before the end of this decade, we expect zero emission urban air mobility, enabled by eVTOLs, to play an increasingly important role in the global commercial aviation market.”

Shai Weiss, CEO of Virgin Atlantic, said: “With innovation and sustainability leadership firmly in our DNA, we are excited to be partnering with Vertical Aerospace to pioneer sustainable and zero emissions air travel in the UK. We pride ourselves on building enduring strategic partnerships and are thrilled to be working alongside Vertical in its mission to bring eVTOL travel to the UK. Our partnership includes an option for Virgin Atlantic to acquire up to 150 eVTOL VA-X4 aircraft and exploration of a Joint Venture to bring short haul, electric vehicle connectivity to cities and our UK airport hubs, starting with London Heathrow as well as Manchester and London Gatwick. Combining the design, engineering and manufacturing expertise of Vertical with the award-winning customer experience and operational excellence of Virgin Atlantic.”

Broadstone was founded by British entrepreneurs Hugh Osmond, Marc Jonas and Edward Hawkes, who have led and managed investments in excess of £10 billion over a 20-year period and delivered an IRR of 48% and equity multiple of 3.5x (based on the weighted averages from investments during the period March 1993 to date). The Broadstone team has a proven track record of identifying markets ready for innovation and disruption and backing exceptional management teams to create industry leading businesses, across sectors and generating outstanding returns for investors. The strength of the Vertical leadership team, coupled with a highly commercial approach and a clear route to market, are among the key attractions for the Broadstone investment team.

Hugh Osmond, Chairman of Broadstone, said: “Transportation is one of the next big sectors of the global economy to be disrupted at scale. Vertical has a clear commercial plan to challenge short-haul air travel, and to create new markets where neither cars nor public transport can cope with demand. Stephen has built an outstanding management and engineering team with extensive experience in navigating the aviation regulatory approval processes. The team also has an outstanding track record of delivering projects commercially. In our assessment, Vertical has a considerable lead over competitors in this field – and has a clear business model to achieve commercialisation and significant growth.”

Mike Madsen, President and CEO of Honeywell Aerospace, said: “Vertical and Honeywell are great partners because our relationship combines the strengths of both companies. Honeywell brings state-of-the-art flight controls and avionics systems, and the Vertical team has a tremendous history of innovation and design excellence. We’re doing more than just developing an aircraft, we’re actually creating an industry together.”

Warren East, CEO of Rolls-Royce, said: “We are delighted to build on our relationship with Vertical Aerospace as they take this strategic step to deliver eVTOL aircraft to a global market. Rolls-Royce is the leading supplier of all-electric and hybrid-electric power and propulsion systems for aviation and this exciting opportunity demonstrates our joint ambitions to lead the way in the new Urban Air Mobility market.”

Clare Barclay, CEO of Microsoft UK, said, “M12’s investment in Vertical Aerospace demonstrates the market opportunity in the growing demand for urban transportation, but historically, expanding mobility hasn’t been environmentally sustainable. Automation and Industry 4.0 is a clear way forward to realize more operational efficiencies and mitigate transportation congestion and pollution.”

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June 10, 2021

Key Transaction Terms

The business combination values the combined company at a pro forma enterprise value of approximately $1.8 billion and pro forma equity value of $2.2 billion at the $10.00 per share PIPE price. The boards of directors of both Broadstone and Vertical have approved the proposed transaction, which is expected to be completed in the second half of 2021, subject to, among other things, the approval by Broadstone’s shareholders and satisfaction or waiver of the other conditions stated in the definitive documentation. The transaction is expected to result in gross proceeds of $394 million.

The ordinary share PIPE includes commitments from institutional investors, 40 North and Microsoft’s M12 as well as the following strategic investors: American Airlines, Avolon, Rolls-Royce and Honeywell.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Broadstone with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

Winston & Strawn LLP is serving as legal advisor and Citi is serving as advisor to Broadstone. Latham & Watkins LLP is serving as legal advisor and Barclays is serving as lead financial advisor and lead capital markets advisor to Vertical. Barclays and Citi acted as joint placement agents on the PIPE.

Investor Call

Vertical and Broadstone will host a joint investor conference call to discuss the proposed transaction today, 10 June 2021 at 18:00 ET.

To listen to the prepared remarks via telephone dial 1-877-407-9039 (U.S.) or 1-201-689-8470 (International) and an operator will assist you. A telephone replay will be available at 1-844-512-2921 (U.S.) or 1-412-317-6671 (International), passcode: 13720391 through 24th, June, 2021, 11:59 PM ET.

About Vertical Aerospace

Vertical Aerospace’s mission is to make air travel personal, on demand and carbon free. The company has an unrivalled top-tier partner ecosystem and is backed by American Airlines, Avolon, Rolls-Royce and Honeywell among others. Vertical’s partnerships de-risk execution and its pathway to certification, allow for a lean cost structure, and enable production at scale. With projected speeds over 200mph, near silent when in flight, zero emissions and low cost per passenger mile, the VA-X4 is expected to open up urban air mobility to a whole new range of passengers and transform how we travel.

About Broadstone Acquisition Corp.

Broadstone Acquisition Corp. (NYSE: BSN) was set up by serial entrepreneurs, operators and investors, Hugh Osmond, Edward Hawkes and Marc Jonas. It was established to combine with a UK/European business with a strong management team, significant growth prospects, and the opportunity to become a market leader in its sector.

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Broadstone’s executive team has an extensive track record in value creation. The combination of a strong internal team, a network of external resources and the experience of the management team enables us to support rapid, substantial, and lasting growth.

Contacts

For Vertical

Investors:

•	investors@vertical-aerospace.com

Media

Vertical UK - Nepean

•	Gavin Davis, +44 7910 104660

•	Samuel Emden, +44 7816 459904

•	nepeanverticalteam@nepean.co.uk

Vertical US - ICR

•	Phil Denning / Dan McDermott

•	VerticalMedia@icrinc.com

For Broadstone - Edelman

•	Iain Dey, +44 7976 295906

•	Raeesa Chowdhury-King, +44 7885 802774

•	Broadstone@Edelman.com

Media Package

Media package download link

Additional Information and Where to Find It

In connection with the proposed business combination, Broadstone intends to file a Registration Statement on Form F-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. Broadstone’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com.

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June 10, 2021

Participants in Solicitation

Broadstone and its directors and executive officers may be deemed participants in the solicitation of proxies from Broadstone’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Broadstone will be included in the proxy statement/prospectus for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Vertical and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Broadstone in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination, which will be made available as noted in the above paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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June 10, 2021

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.